Stuart M. Strauss

Partner

DIRECT TEL  +1 212 878 4931

DIRECT FAX  +1 212 878 8375

stuart.strauss@cliffordchance.com

October 3, 2007

Mr. Haughton Hallock

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490 and 811-21977)

Dear Mr. Hallock:

Thank you for your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Insured National Municipal Bond Portfolio, PowerShares Insured California Municipal Bond Portfolio, PowerShares Insured New York Municipal Bond Portfolio, PowerShares National Municipal Bond Portfolio and PowerShares VRDO Tax-Free Weekly Portfolio (together, the “Funds”), five separate exchange-traded index funds of the PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2007. Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf the. These changes were reflected in Post-Effective Amendments No. 15 to the Trust’s Registration Statement, with regard to PowerShares Insured National Municipal Bond Portfolio, PowerShares Insured California Municipal Bond Portfolio and PowerShares Insured New York Municipal Bond Portfolio and Post-Effective Amendment No. 16 to the Trust’s Registration Statement, with regard to PowerShares National Municipal Bond Portfolio and PowerShares VRDO Tax-Free Weekly Portfolio, which will be filed on EDGAR on or about October 3, 2007.

Prospectus

General

Comment 1. With regard to each Fund’s underlying index, please add disclosure stating when the underlying index was created and where an investor may obtain information showing valuation changes.

Response 1:  The disclosure has been revised accordingly.

Comment 2. Please revise the disclosure in each registration statement to make clear that creation units may be purchase for cash or in-kind, in such proportion as to correspond pro rata, to the extent practicable, to the securities held by the Fund.

Response 2:  The disclosure has been revised accordingly.

Comment 3. Please modify the risk factors for each Fund to remove any risk factors that are not applicable.

Response 3:  The disclosure has been revised accordingly.

Comment 4. Please confirm that each Underlying Index includes all securities in the investible universe that meet the objective criteria for inclusion in the Underlying Index.

Response 4:  Each Underlying Index includes all securities in the investible universe that meet the objective criteria for inclusion in the Underlying Index.

Further, as previously discussed, we will remove in Pre-Effective Amendment No. 1 certain of the Funds that will not be launched following the requested effective date. Subsequent filings will be made closer to the time when the Funds are intended to be launched.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Greg Samuels at (212) 878-3158. Thank you.

Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss